Form N-8A

Securities and Exchange Commission
Washington, D.C.  20549

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:Elkhorn Unit Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

207 Reber Street
Suite 201
Wheaton, Illinois 60187

Telephone Number (including area code):  (630) 355-4676

Name and address of agent for service of process:

Benjamin Fulton
c/o Elkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

Yes   ☐  No   ☒

Other Information

In addition to completing the cover page, a registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Item 1. Exact Name of Registrant

Elkhorn Unit Trust (the “Registrant”)

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant was created on December 12, 2013, pursuant to the laws of New York.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Registrant is a trust.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Registrant is a unit investment trust.

Item 5. If registrant is a management company:

          (a)state whether registrant is a “closed-end” company or an “open-end” company;

          (b)state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Not Applicable.

Item 6. Name and address of each investment adviser of registrant.

None

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not Applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

          (a)state the name and address of each sponsor of registrant;

Elkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

          (b) state the name and address of each officer and director of each sponsor of registrant;

Ben Fulton
Chief Executive Officer
c/oElkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

Phil Ziesemer
Chief Operating Officer
c/oElkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

          (c)state the name and address of each trustee and each custodian of registrant.

Ben Fulton
c/o Elkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

Item 9.

          (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No, the Registrant is not currently issuing or offering securities directly to the public.

          (b)If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable.

          (c)If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities  (yes or no).

No, the Registrant does is not presently proposing a public offering of securities.

          (d)State whether registrant has any securities currently issued and outstanding (yes or no).

No, the Registrant has not issued any of its securities.

         (e)If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10. State the current value of registrant’s total assets.

None.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958  (yes or no).

No, the Registrant has not applied, nor intends to apply, for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940 the Elkhorn Securities, LLC of the registrant has caused this notification of registration to be duly signed on behalf of registrant in the city of Chicago and state of Illinois on the 24th day of December, 2013.

[Seal]	Elkhorn Unit Trust

By Elkhorn Securities, LLC

By /s/ Benjamin Fulton Benjamin Fulton Chief Executive Officer Elkhorn Securities, LLC

Attest: /s/ Michael Sheehan
Michael Sheehan

Notary Public
(Title)